Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	April 3, 2015	March 28, 2014
	(In millions, except ratios)
Earnings:
Income from continuing operations	$390.2	$401.6
Plus: Income taxes	153.5	190.5
Fixed charges	85.9	76.6
Amortization of capitalized interest	0.1	0.1
Less: Interest capitalized during the period	(2.5)	(1.1)
Undistributed earnings in equity investments	—	—

	$627.2	$667.7

Fixed Charges:
Interest expense	$79.5	$70.6
Plus: Interest capitalized during the period	2.5	1.1
Interest portion of rental expense	3.9	4.9

	$85.9	$76.6

Ratio of Earnings to Fixed Charges	7.30	8.72